Direct: +1 212.351.4034
Fax: +1 212.351.5237

May 30, 2013

VIA EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:                                         Lauren P. Nguyen, Special Counsel
Tonya K. Aldave
Heather Clark
Linda Cvrkel

Re:                             Noodles & Company
Amendment no. 1 to Registration Statement on Form S-1
Submitted May 30, 2013
Registration No. 333-188783

Ladies and Gentleman:

On behalf of Noodles & Company (the “Company”), we are concurrently submitting under the Securities Act of 1933, as amended (the “Securities Act”) Amendment no. 1 to the Registration Statement on Form S-1 (Registration No. 333-188783), which was submitted by the Company to the U.S. Securities and Exchange Commission (the “Commission”) on May 23, 2013 (the “Registration Statement”), and was previously submitted confidentially to the Commission on March 22, 2013 and May 10, 2013.  In this letter, we respond to the comments of the staff of the Commission (the “Staff”) contained in the Staff’s letter dated May 24, 2013 (the “Letter”).  Each of your comments is set forth below, followed by the corresponding response.  For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Letter.  We have also enclosed with the copy of this letter that is being transmitted via overnight courier four copies of the revised Registration Statement in paper format, marked to show changes from each of (i) the Registration Statement confidentially submitted on May 10, 2013 and (ii) the Registration Statement filed on May 23, 2013.

The Company has also included in the Registration Statement a draft form of the cover artwork it intends to include in the prospectus.  The artwork includes images and photographs of the Company’s products and reproductions of actual customer communication materials.

General

1.                                      Please provide a currently dated consent of the independent registered public accounting firm in future amendments to your Form S-1 registration statement.

Response:                                        The Company notes the Staff’s comment and, in response thereto, advises that it filed a currently dated consent with the first public filing of the Registration Statement on May 23, 2013 and is filing a currently dated consent with Amendment no. 1 to the Registration Statement, filed as of the date of this letter.

2.                                      We note your response to our prior comment 4 and reissue in part.  Please revise your prospectus to remove marketing language that is non-substantiable such as your descriptive statement that you believe you have a “compelling” value proposition on pages 1 and 63.

Response:                                        The Company notes the Staff’s comment and, in response thereto, has revised the disclosure in the prospectus to remove marketing language that is non-substantiable, including the descriptive statement that the Company believes that it offers a “compelling” value proposition.

3.                                      We note your response to our prior comment 6 and reissue.  Please provide support for the following statements:

•                                          “40% of our guests visit our restaurants at least once each month” on pages 3 and 63;

Response:                                        The Company notes the Staff’s comments and has supplementally provided a copy of the findings and supporting data that substantiate the estimate that “40% of our guests visit our restaurants at least once each month.”

•                                          “In 2012, our company owned restaurant contribution margin ... was 20.3% for all restaurants and 22.3% for restaurants in the comparable base, placing us in the top-tier of the restaurant industry” on pages 2 and 62; and

Response:                                        The Company notes the Staff’s comments and has supplementally provided a copy of an equity research report summarizing and consolidating publicly available information published by RBC Capital Markets, LLC on January 14, 2013.  On page 25 of the research report, the heading “Restaurant Margin” includes contribution margins for a sampling of restaurants.  The Company’s contribution margin is substantially higher than the average in the study in 2011 and is higher than a large majority of those restaurants cited in the research report.

•                                          you are “a category of one restaurant concept” on pages 2 and 64.

Response:                                        The Company notes the Staff’s comment and, in response thereto, has revised the disclosure in the prospectus to remove the description of the Company as “a category of one restaurant concept.”

4.                                      We note your response to our prior comment 8 and reissue.  We note that the term “guest” does not appear to clearly represent the reality of the business transaction that takes place when a person purchases goods or services and is required to provide monetary value in return for such goods or services.  We note that the prospectus is an offering document addressed to potential investors which should describe your business and the securities offered therein.  Investors are entitled to rely on the prospectus as a business document in order to make an informed business decision to invest in your securities.  Please revise.

Response:                                        The Company notes the Staff’s comment and, in response thereto, has revised the disclosure in the prospectus to remove the description of the Company’s customers as “guests.”

5.                                      We note your response to our prior comment 9 and reissue.  We continue to believe that the use of compound growth rates does not provide investors a picture of events that occurred during the period being discussed.  Please revise the first full paragraph on pages 1 and 63 to remove the references to “compound annual growth rates” and “CAGRs” as these appear to represent two discrete snapshots in time, but do not show trends or events during the period represented.

Response:                                        The Company notes the Staff’s comment and, in response thereto, has revised the disclosure in the prospectus to remove the compound annual growth rates of the Company’s revenue and income from operations.

Prospectus Summary, page 1

Noodles & Company, page 1

6.                                      We note your response to our prior comment 12 and reissue in part.  Please provide us with the copy of the Technomic report that supports the statistics you relied on in your prior response to our comment.  We also note that you compare your recent growth to the growth of the restaurant industry as a whole.  We note, however, that you are in the fast casual segment of the restaurant industry, which has done well in the last several years because the weak U.S. economy has caused many consumers to move out of the casual dining segment and into the fast casual dining segment.  As such, the comparison of your growth rates to the growth rates of the restaurant industry as a whole, which has suffered significantly in the 2008 recession and is only now beginning to grow at a slow rate, appears to be misplaced.  Please revise or advise.

Response:                                        The Company notes the Staff’s comment and, in response thereto, has revised the disclosure in the prospectus to include disclosure that while the fast casual segment of the restaurant industry has grown faster than the restaurant industry as a whole in recent years, there can be no assurances that this trend will continue in future years and to alter the reference stating that our contribution margin places us in the top-tier of the restaurant industry.  In addition, the Company has supplementally provided a copy of the Technomic release titled “Technomic’s Fast-Casual Top 150 Continues to Lead U.S. chain restaurant growth” cited in the prospectus to the Staff.

Leading Restaurant Growth and Performance, page 1

7.                                      We note your response to our prior comment 15 and reissue in part.  We also note your revised disclosure that you project to grow to 2,500 restaurants across the United States in the next 15-20 years.  Please revise to include appropriate balancing language that there is no guarantee that this projection will be achieved.  Alternatively, revise to remove such disclosure.

Response:                                        The Company notes the Staff’s comment and, in response thereto, has revised the disclosure in the prospectus to include balancing language that there is no guarantee that the projection with respect to growth of the number of the Company’s restaurants will be achieved.

8.                                      Please balance the last two paragraphs under this subsection to clarify that your comparable restaurant sales growth and cash-on-cash return rates may not continue at similar rates.  Please revise page 64 accordingly.

Response:                                        The Company notes the Staff’s comment and, in response thereto, has revised the disclosure in the prospectus to include balancing language that the Company’s comparable restaurant sales growth and cash-on-cash return rates may not continue at similar rates in future periods.

Our Industry, page 2

9.                                      We note your response to our prior comment 19 and reissue.  Please revise the second paragraph to remove references to your competitors or substantiate your claims.  Also explain what you mean when you state that you “have a larger addressable market for lunch and dinner” and revise the claim to state as a belief.

Response:                                        The Company notes the Staff’s comment and, in response thereto, has revised the disclosure in the prospectus to remove references to the Company’s competitors and has revised the statement that it has “a larger addressable market for lunch and dinner” to be stated as a belief of the Company.

Improving Our Performance, page 5

10.                               Please revise the fourth bulleted point to state as a belief of management that your development team creates “innovative” limited time offers.

Response:                                        The Company notes the Staff’s comment and, in response thereto, has revised the disclosure in the prospectus to state that it is the Company’s belief that its development team creates “innovative” limited time offers.

Our Equity Sponsors, page 5

11.                               We note your response to our prior comment 25 and your revised disclosure on page 89.  Please revise your disclosure in this section to specify the amount that you paid the Sponsors to repay the subordinated notes in 2011 and management service fees and Class C dividends in 2012.

Response:                                        The Company notes the Staff’s comment and, in response thereto, has revised the disclosure in the prospectus to specify the amount that the Company paid the Sponsors to repay the subordinated notes in 2011 and management service fees and Class C dividends in 2011 and 2012.

Summary Consolidated Financial Data, page 8

12.                               We refer to your reconciliation of net income to pro forma net income on page 10.  Please revise footnote (6)(a) to disclose the interest rate used to compute the fee for the unused commitment fee.  Furthermore, please clarify why you would incur amortization expense for loan origination fees for debt that has been paid off.

Response:                                        The Company notes the Staff’s comment and, in response thereto, has revised the disclosure in the prospectus to remove pro forma net income and all associated disclosures.

13.                               Please explain how adjustment (c) is factually supportable as required by Rule 11¬02(b)(6) of Regulation S-X.  Alternatively, revise to eliminate the pro forma adjustment for estimated incremental public company costs.

Response:                                        The Company notes the Staff’s comment and, in response thereto, has revised the disclosure in the prospectus to remove pro forma net income and all associated disclosures.

14.                               We note from the first paragraph of footnote (6)(iii) that pro forma net income reflects the acceleration of stock option vesting and the associated expense.  Please tell us where this adjustment is reflected in the reconciliation of pro forma net income on page 10.  Furthermore, please explain how such adjustment has a continuing impact on your results of operations as required by Rule 11-02(b)(6) of Regulation S-X.

Response:                                        The Company notes the Staff’s comment and, in response thereto, has revised the disclosure in the prospectus to remove pro forma net income and all associated disclosures.

Dividend Policy, page 32

15.                               We note your response to our prior comment 56.  We further note that you do not anticipate paying any cash dividends in the foreseeable future.  Please revise page 32 to discuss the reason why you paid dividends to Catterton and Argentia.

Response:                                        The Company notes the Staff’s comment and, in response thereto, has revised the prospectus to disclose the reason that it paid dividends to Argentia, as the holder of the one outstanding share of Class C common stock.  No dividends were declared on securities of any kind held by Catterton.

Dilution, page 35

16.                               We note your response to our prior comment 34 but are still unable to determine how your net tangible book value was determined.  Please provide us with your calculation of net tangible book value of $11.5 million on April 2, 2013.

Response:                                        The Company notes the Staff’s comment and, in response thereto, has provided the table below setting forth the calculation for tangible book value as of April 2, 2013.

Net Tangible Book Value

Calculation	April 2, 2013
Total assets	166,054
less intangible assets:
net trademarks	(108)
deferred tax assets	(2,753)
net debt issuance costs	(981)
Tangible assets	162,212
less liabilities	(150,709)
Net Tangible Book Value	11,503

Net Tangible Book Value	11,503
Shares	40,275,536
Tangible book value per share	$0.29

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 40

Liquidity and Capital Resources, page 53

Contractual Obligations, page 55

17.                               We note that the total of long-term debt and credit facility of $99,509, as shown in the table on page 55, do not agree with the long-term debt and current portion of long-term debt on the balance sheet of $100,259 on April 2, 2013.  Please reconcile and revise these amounts.

Response:                                        The Company notes the Staff’s comment and, in response thereto, has revised the disclosure on page 56 to reconcile the total of the current portion of long-term debt and the long-term debt on the Company’s balance sheet as of April 2, 2013.

Stock-Based Compensation Expense, page 57

Determination of the Fair Value of Common Stock, page 59

18.                               We note from your response to our prior comment 40 and from the disclosure provided on page 60 that the marketability discount used in the valuations of your common shares ranged from a low of 8% to a high of 25% and the discount applied at each point in time was reflective of the company’s assessment of an appropriate discount to be applied, given the anticipated likelihood of a liquidity event.  Please note that it is generally the staff’s position that the use of marketability discounts in excess of 15% is not appropriate unless there are long term restrictions impacting the marketability of the related shares.  Please tell us the period or periods in which the company used marketability discounts in excess of 15% for purposes of valuing its shares and explain in further detail why you believe the use of these marketability discounts was appropriate.  We may have further comment upon review of your response.

Response:                                        The Company notes the Staff’s comment and, in response thereto, has revised the disclosure in the prospectus to reflect that none of the valuations used by the Company for purposes of valuing its shares used a marketability discount in excess of 15%.  The 25% discount noted in a previous filing of the Registration Statement was included in a valuation performed by the Company in September 2011.  However, the Company did not use this valuation, but instead believed it was appropriate and reasonable to rely upon the $5.00 price established in the recapitalization transaction at the end of 2010 for purposes of the options to purchase 147,000 shares of the Company’s common stock granted by the Company on September 7, 2011.  Because the Company did not use this valuation, and none of the other valuations used by the Company included a marketability discount in excess of 15%, the Company has modified its disclosures to more clearly state that marketability discounts in excess of 15% were not used by the Company for purposes of valuing its shares.

19.                               We note that since an initial public offering price has not yet been provided, you are deferring disclosure of significant factors contributing to the difference between the fair value of common stock as of each grant date and the estimated initial public offering price.  Once an initial public offering price is established, please revise your discussion of your option grants during the twelve month period preceding your expected public offering to include a discussion of each significant factor contributing to the difference between the fair value as of each grant date and the estimated initial public offering price.  Also, as requested in our prior comment 42, please revise MD&A to explain why management chose not to obtain contemporaneous valuation by an unrelated valuation specialist of the company’s common shares in connection with its various stock-based compensation grants.  Your revised disclosures should be in a level of detail consistent with that provided in your response to our prior comment 42.

Response:                                        The Company notes the Staff’s comment and, in response thereto, notes that once an initial public offering price is established, the Company will revise its discussion of option grants during the twelve month period preceding the expected public offering to include a discussion of each significant factor contributing to the difference between the fair value as of each grant date and the estimated initial public offering price.  In addition, as requested by the Staff, the Company has also revised the  MD&A section of the Registration Statement to explain why management chose not to obtain a contemporaneous valuation by an unrelated valuation specialist of the Company’s shares of common stock in connection with its various stock-based compensation grants.

Executive Compensation, page 81

2012 Summary Compensation Table, page 81

20.                               We note your response to our prior comment 50.  Please confirm in your response letter to us that Mr. Boenninghausen’s compensation for fiscal year 2012 was less than your two most highly compensated officers, other than your principal executive officer.

Response:                                        The Company notes the Staff’s comment and, in response thereto, confirms that Mr. Boennighausen’s compensation for fiscal year 2012 was less than the Company’s two most highly compensated officers, other than its principal executive officer.

Certain Relationships and Related Transactions, page 89

21.          We note from the disclosure added on page 89 that in connection with the 2010 Equity Recapitalization you obtained $45 million of bridge financing from your sponsors.  Please revise Note 4 to your financial statements to disclose that the bridge financing was obtained from your sponsors and disclose the identity of such sponsors.

Response:                                        The Company notes the Staff’s comment and, in response thereto, has revised the disclosure in Note 4 of the Company’s financial statements to state that the bridge financing was obtained from the Company’s sponsors and to include the identity of the sponsors.

Financial Statements, page F-1

22.                               We note from the discussion on page 7 and elsewhere in the registration statement that you will complete a reverse stock split of Class A and Class B common shares upon the closing of the offering.  Please revise the financial statements and all related disclosures throughout the registration statement to give retroactive effect of the reverse stock split as required by SAB Topic 4:C and ASC 260-10-55-12.

Response:                                        The Company notes the Staff’s comment and, in response thereto, plans to revise the financial statements and all related disclosures throughout the Registration Statement to give retroactive effect to the reverse stock split at such time as the ratio for the reverse stock split has been determined.

23.                               We note from your response to prior comment 63 that the one share of Class C common stock held by Argentia will be redeemed immediately prior to the initial public offering.  We further note that no consideration will be given for the redemption of this share of Class C common stock.  Please explain whether any other form of consideration other than cash will be given as consideration for the redemption of the Class C common share.  In the event that no consideration in any form will be paid, please explain why Argentia is willing to forgo such consideration and explain the business purpose of the transaction.

Response:                                        Dividends payable with respect to the one outstanding share of Class C common stock, held by Argentia, are governed by the Class C Dividend Side Letter (the “Side Letter”), dated as of December 27, 2010, among the Company, Argentia and Catterton.  Pursuant to the terms of the Side Letter, no further dividends will be payable after the Company’s initial public offering and the share of Class C common stock will be redeemed for any accrued but unpaid dividends (which are expected to be zero).  Accordingly, the completion of the initial public offering will make the one outstanding share of Class C common stock valueless.

Notes to Consolidated Financial Statements, page F-8

2.  Equity Recapitalization, page F-13

24.                               We note your response to prior comment 69.  Please tell us and revise Note 2 to explain the following:

•                                          Your response indicates that 100% of the shares of preferred stock or 3,006,784 shares were owned by one investor and were converted into 6,013,568 shares of common stock immediately prior to the merger.  Please reconcile this to the 10,223,066 shares of preferred stock that were converted into 20,446,131 shares of common stock on your consolidated statement of equity on page F-6.  Upon clarification, please again indicate the conversion terms used to convert the 10,223,066 Series A preferred shares into common shares in connection with merger and indicate the nature of the consideration received by such parties as part of this transaction.

Response:                                        The Company notes the Staff’s comment and, in response thereto, has revised the disclosure in the prospectus to reconcile the share figures noted by the Staff, and to include disclosure with respect to the conversion terms used to convert the Series A preferred shares into common shares and the nature of the consideration received by such parties.  The preferred stock of 3,006,784 was first split on a 3.4 : 1 basis (10,223,066), then the stock was converted at the option of the holder at 2 shares of common stock for each share of preferred stock (20,446,131).  The 6,013,568 shares represented the amount of shares that the preferred would have converted into, had the 3.4:1 stock split not occurred.

•                                          Please revise note 2 to indicate the number of Class A common shares, Class B common shares and Class C common shares that were issued to Catterton and Argentia in exchange for their investment.  Please also disclose in Note 2 the nature and amount of the investment that was made by each of these parties as part of the merger transaction.

Response:                                        The Company notes the Staff’s comment and, in response thereto, has revised the disclosure in the prospectus to revise Note 2 to the Company’s financial statements.

•                                          Your response to our prior comment 69 indicates that prior to the effectiveness of the merger transaction, you had 12,449,220 shares of common stock outstanding.  Please reconcile these shares with the 42,500,585 shares of outstanding common stock reflected in your statement of changes in shareholders’ equity prior to the merger (such as the beginning balance of 42,396,616 shares plus the 103,969 issued upon exercise of stock options).

Response:                                        The Company notes the Staff’s comment and, in response thereto, notes that the 12,449,220 figure reflects the number of shares outstanding prior to the 3.4 for one conversion, excluding treasury stock that was outstanding at the beginning of 2010, and including preferred stock on a 2 for 1 conversion basis.  The table below reconciles these shares to the statement of stockholder’s equity:

	Prior to 3.4:1	Post 3.4:1
Calculation per 5.10.2013 company response	conversion	conversion
12/29/2009 preferred stock	3,006,784	10,223,066
2:1 conversion to common	2.0	2.0
12/29/2009 preferred stock (as converted to common)	6,013,568	20,446,132
12/29/2009 common stock held by shareholders	6,405,073	21,777,248
Exercise of stock options prior to merger	30,579	103,969
Common stock outstanding prior to merger	12,449,220	42,327,349

	Common Stock	Common Stock
	held by	held in	Total Outstanding	Preferred
	shareholders	treasury	Common Stock	Stock
December 29, 2009 (prior to 3.4:1 conversion)	6,405,073	6,064,520	12,469,593	3,006,784
3.4:1 conversion	3.4	3.4	3.4	3.4
December 29,2009 post conversion	21,777,248	20,619,368	42,396,616	10,223,066

Exercise of stock options prior to merger	30,579	0	30,579	0
3.4:1 conversion	3.4	3.4	3.4	3.4
December 29,2009 post conversion	103,969	0	103,969	0

•                                          For any shareholders that received non-cash consideration, such as rollover shares, please indicate in Note 2 how the amount of rollover shares received was determined and indicate the nature and amount of any ownership interest held by these parties following the completion of this transaction.

Response:                                        The Company notes the Staff’s comment and, in response thereto, has revised the disclosure in the prospectus to revise Note 2 to the Company’s financial statements.

25.                               We note from your response to our prior comment 70 that you considered whether any investor had obtained control of Noodles & Company following completion of the transaction.  Given that Catterton-Noodles, LLC held shares representing approximately 62% of your voting shares following completion of the transaction, please revise Note 2 to explain why you do not believe Catterton-Noodles, LLC has control over the company’s operations following the transaction.  Your revised disclosure should be presented in a level of detail consistent with that provided on page 26 of your response to our prior comment 70.

Response:                                        The Company notes the Staff’s comment and, in response thereto, has revised the disclosure in the prospectus to revise Note 2 to the Company’s financial statements.

26.                               We note from your response to our prior comment 70 that for purposes of assessing whether the guidance on push-down accounting should be applied, the company evaluated whether the new investors and any rollover investors constitute a collaborative group under the SEC’s guidance in ASC 805-50-S99 and concluded that new investors and management are a collaborative group.  Please revise your disclosure in Note 2 to the financial statements to explain who you determined to be part of this collaborative group and why they were included in such group.  Your revised disclosure should also explain why you did not apply push-down accounting in Noodles & Company’s financial statements following the transaction.  Your revised disclosure should be presented in a level of detail consistent with that provided on pages 26 and 27 of your response to our prior comment 70.

Response:                                        The Company notes the Staff’s comment and, in response thereto, has revised the disclosure in the prospectus to revise Note 2 to the Company’s financial statements.

27.                               We note the disclosure that have been added to Note 2 in response to our prior comment 72, in which you indicate that in connection with the equity recapitalization, all outstanding stock options were cancelled in exchange for payments in cash or equity in the surviving entity, with intrinsic value of $17,494,531, calculated as the fair market value in excess of the exercise price at the time of settlement.  We also note that the total rollover equity related to outstanding equity was $3.6 million.  Please explain why the net of these amounts, or approximately $13,895,000, does not agree with the amount reflected in your consolidated statement of changes in equity described as “cash settlement of outstanding options, net of rollover equity of $11,294,000.  In addition, please explain why the amount reflected in your consolidated statement of equity of $11,294,000 does not agree with the amount reflected in your cash flow statement of $7,264,000.  Please advise or revise as appropriate.

Response:                                        The Company notes the Staff’s comment and, in response thereto, notes that the net settlement amount should include both permanent equity amounts of $11,294,000 ($17,494,531 intrinsic value, minus $3,628,345 rollover value) and temporary equity of $2,572,170 for a sum of $13,866,000.  The statement of cash flows amount of $7,264,000 represents this $13,866,000 figure minus payroll taxes associated with the options, which was not remitted until 2011.

10.  Stock-Based Compensation, page F-22

28.                               We note the changes made to Note 10 in response to our prior comment 43 but do not believe the changes made were fully responsive to our prior comment.  As previously requested, please revise Note 10 to indicate whether the valuation used to determine the fair value of your stock-based compensation grants during the twelve months preceding the latest balance sheet date presented was contemporaneous or retrospective and indicate whether it was prepared by a related party.

Response:                                        The Company notes the Staff’s comment and, in response thereto, has revised the disclosure in Note 10 to the Company’s financial statements to note that the contemporaneous valuations were performed by the Company and approved by the Company’s Board of Directors.

29.                               We note the disclosure added to Note 10 in response to our prior comment 73.  Please revise to disclose the fair value of the company’s common shares on January 1, 2013 that was used to calculate the intrinsic value of the company’s outstanding options, options vested and expected to vest and exercisable options.

Response:                                        The Company notes the Staff’s comment and, in response thereto, has revised the disclosure in Note 10 to the Company’s financial statements to reflect the fair value of the Company’s common shares on January 1, 2013 that was used to calculate the intrinsic value of the Company’s outstanding options, options vested and expected to vest and exercisable options.

16.  Related-Party Transactions, page F-28

30.                               We note from the company’s response to our prior comment 78 that note 16 and MD&A have been revised to disclose the existence of the control relationship that exists with respect to the company’s shares.  However, we are unable to locate the disclosure in MD&A and Note 16 referenced in your response.  As requested in our prior comment, please revise Note 16 and MD&A to disclose the existence of any control relationship that exists with respect to the company’s shares due to the fact that Catterton and Argentia own approximately 90% of the company’s common shares.

Response:                                        The Company notes the Staff’s comment and, in response thereto, has revised the disclosure in MD&A and Note 16 to the Company’s financial statements.

Item 15.  Recent Sales of Unregistered Securities, page II-3.

31.                               We note your revised disclosure in response to our prior comment 79.  However, the revised disclosure on page II-3 now indicates that 40,272,391 shares were issued to new and existing investors.  Please reconcile this disclosure with the disclosure regarding issuance of common stock on page F-6 of 36,200,001 shares.

Response:                                        The Company notes the Staff’s comment and, in response thereto, notes that the 40,272,391 of shares issued to new and existing investors is made up of 36,200,010 shares issued to new investors, 3,346,721 shares issued to existing shareholders (disclosed in Note 2 in the Registration Statement filed herewith), and 725,669 shares of rollover equity as a result of the cash settlement of outstanding options.

32.                               In a related matter, your revised disclosure on page II-3 states that aggregate consideration received in the transaction was $201 million.  Please reconcile this amount with the $181 million received for the newly issued shares as indicated in your response to our prior comment 69 and with the amount disclosed in your consolidated statement of changes in equity of $174,042.  Please revise pages 11-3 and note 2 to your financial statements to clarify the shares issued and consideration received.

Response:                                        The Company notes the Staff’s comment and, in response thereto, has revised the disclosure on pages II-3 and in Note 2 to the Company’s financial statements to include the appropriate amounts, which reconcile to the statements of changes in equity.

33.                               We note your response to our prior comment 80, but continue to note that the number of options exercised, as disclose on page II-3 of 101,167, does not agree to amounts reflected as exercised in Note 10 to the company’s financial statements.  Please reconcile and revise these numbers.

Response:                                        The Company notes the Staff’s comment and, in response thereto, has revised the disclosure on page II-3 in a manner consistent with the Company’s disclosure in Note 10 to the Company’s financial statements.

Item 16.  Exhibits and Financial Statement Schedules, page II-3

34.                               We note your response to our prior comment 81 and reissue.  You state that the management services agreement and the Class C dividend agreement will be terminated prior to the proposed offering.  We believe, however, that these agreements are nevertheless important to your potential investors and their understanding of the structure of this initial public offering transaction.  Please file the management services agreement and Class C dividend agreement as exhibits to your registration statement.

Response:                                        The Company notes the Staff’s comment and, in response thereto, has filed as exhibits to the Registration Statement the requested agreements.

*                                         *                                         *

If you have any questions regarding the above, please do not hesitate to call me at (212) 351-4034 or Sean Sullivan at (212) 351-2453.

Very truly yours,

/ s / Andrew L. Fabens

Andrew L. Fabens

cc:	Kevin Reddy, Noodles & Company
Paul Strasen, Noodles & Company
Joshua Korff, Kirkland & Ellis LLP
Michael Kim, Kirkland & Ellis LLP